

June 28, 2024

David Mann
President and Chief Executive Officer
Franklin Ethereum Trust
One Franklin Parkway
San Mateo, California 94403-1906

  Re: Franklin Ethereum Trust
    Amendment No. 2 to Registration Statement on Form S-1
    Filed June 21, 2024
    File No. 333-277008

Dear David Mann:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your disclosure on page 86 that as of March 31, 2024 approximately 120 million ether were outstanding, and your disclosure on page 24 regarding the number of transactions per second and ether transaction fees, also as of March 31, 2024. Please update this information throughout as of June 30, 2024, or the most recent practicable date. To the extent you include other similarly dated disclosure, such as who has executed an Authorized Participant Agreement, please update to a more recent date.

Risk Factors
Due to the unregulated nature and lack of transparency surrounding the operations of digital asset platforms..., page 39

2. We note the use of the term "unregulated" when referring to certain crypto asset trading

platforms. Please revise to qualify your use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying.

Risk Factors Related to the Regulation of the Fund and the Shares
Digital asset markets in the U.S. exist in a state of regulatory uncertainty..., page 65

3. Please remove the first three sentences in the last full paragraph on page 65 as the disclosure lacks the appropriate context for the referenced statements.

 Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: J. Stephen Feinour, Jr., Esquire